June 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Joseph Klinko, Lily Dang, John Coleman, Claudia Rios and Irene Barberena-Meissner

Re:	Atlas Critical Minerals Corporation
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 2, 2025
CIK No. 0001684688

Ladies and Gentlemen:

This letter is submitted on behalf of Atlas Critical Minerals Corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated May 30, 2025 (the “Staff Letter”) with respect to the Company’s Draft Registration Statement on Form F-1 submitted to the Commission on May 2, 2025 (the “Draft Registration Statement”).

We are concurrently submitting confidential Amendment No. 1 to the Draft Registration Statement (the “Amendment”) which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, each of the Staff’s comments is indicated in this letter in italics, followed by the Company’s responses thereto.

Draft Registration Statement on Form F-1 Cover Page

1.	We note your disclosure that your offering of common shares will be at an “assumed offering price.” Please revise to state the price of the securities to the public or include a price range. Also clarify whether the offering price will be fixed for the duration of the offering. If you are not able to state a price, explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the cover page of the prospectus has been revised in response to the Staff’s comment to state that the offer price will be fixed for the duration of the offering and is expected to be between a range per share to be determined. The range, as well as the actual offering price will be determined by negotiations between us and the underwriters based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

2.	Please disclose here that Marc Fogassa, your Chief Executive Officer and Chairman, currently controls approximately 83.3% of the voting power of your capital stock and will control the combined voting power of your capital stock upon completion of this offering, and that you expect to be a “controlled company” under Nasdaq rules.

Also disclose here that the holders of Series A Preferred are entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A Preferred then outstanding, and the holders of common stock and any other class or series of capital stock entitled to vote with the common stock are entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that additional disclosure has been added to the cover page of the prospectus, as requested by the Staff.

Industry and Market Data, page 3

3.	We note your use throughout the prospectus of market and industry data derived from industry and general publications and research, surveys and studies conducted by third parties, including Benchmark Minerals, Carnegie Endowment, Center for Strategic and International Studies, Center on Global Energy Policy – Columbia University, TD Economics, PricewaterhouseCoopers, Statista, U.S. Geological Survey, and Wilson Center. Please revise to include the names and dates of these studies or reports.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that applicable citations, including names and dates, have been added as footnotes to the referenced data on page 3 of the Amendment.

Company Overview, page 4

4.	Please provide a basis for your statement that you believe to hold the largest portfolio of critical minerals exploration properties in Brazil among publicly traded companies.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the statement from the Amendment.

Risk Factors

Our future performance is difficult to evaluate because we have a limited operating history, page 12

5.	Please revise to reflect that you have incurred losses since your inception resulting in an accumulated deficit of $9,145,542 as of December 31, 2024, and further losses are anticipated in the development of your business.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that additional disclosure has been added to the Prospectus Summary on page 6 of the Amendment as well as the applicable risk factor on page 12 of the Amendment in response to the Staff’s comment.

Regulatory and Industry Risks, page 18

6.	Please add risk factor disclosure addressing the exemptions and scaled disclosures available to you as a foreign private issuer. Also, discuss the controlled company exemptions under the Nasdaq Listing Rules you currently intend to rely on.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that additional disclosure has been under the caption “Foreign Private Issuer Status” on page 8 of the prospectus. In addition, we have added three additional risk factors in response to the Staff’s comments on page 22 of the prospectus.

Service of process and enforcement of judgments may be more difficult, page 25

7.	Please revise to also address the risk to stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws due to a majority of your directors and officers residing outside the United States.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that additional disclosure has been added to the risk factor on page 26 of the Amendment in response to the Staff’s comment.

Use of Proceeds, page 29

8.	Please revise to provide the approximate amounts of proceeds to be used for each principal purpose. Refer to Item 4.a of Form F-1 and Item 3.C of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the section titled “Use of Proceeds” on page 30 of the Amendment in response to the Staff’s comment.

Market for Our Common Stock and Related Shareholder Matters, page 31

9.	You disclose throughout your prospectus that your common stock is quoted on the Pink OTC. However, you also disclose on page 31 and elsewhere that your common stock is quoted on the OCTQB. Please revise or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that since the date of the initial filing of the Draft Registration Statement, the Company has moved from the OTC Pink to the OTCQB. As a result, the prospectus has been revised throughout to reflect the correct quotation service.

Management’s Discussion and Analysis, page 34

10.	Please expand your disclosure to include a discussion of your November 19, 2024 acquisition of Apollo Resources Corporation, including the nature of significant assets and liabilities acquired, the extent to which the acquisition impacted your 2024 consolidated results of operations and financial condition, your Apollo operation plan and matters that are reasonably likely to have a material impact on your future operations.

With regard to Apollo’s Iron Quadrangle Project (IQP), we note you disclosed on pages 38 and F-24 that the IQP is being developed toward an iron mine with planned operations commencing prior to the end of 2025.

Please add disclosure to clarify what your planned operations constitute, including whether and to what extent you expect to start producing and generating revenues prior to the end of 2025, the significant steps or activities you still need to complete prior to such planned operations, the estimated costs to complete, and the uncertainties that may delay your plan.

Refer to Regulation S-K Item 303 for guidance.

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that Note 2 of the Company’s financial statements (“Note 2”) provides a detailed explanation of the assets and liabilities acquired and the impacts of the acquisition on the consolidated results of operations and on the financial condition. Additionally, we have added a sentence in the Management’s Discussion and Analysis section that makes reference to Note 2.

The Staff’s remaining comments are addressed in a new subsection of the Business section of the Amendment titled “Planned Operations” on page 97 of the Amendment, under the caption “Iron Ore”.

Business, page 38

Atlas Lithium Option Agreement, page 38

11.	We note disclosure of your December 19, 2024 option agreement with Atlas Lithium, pursuant to which you have the exclusive right and option to purchase from Atlas Lithium 100% of the equity interest in Brazil Mineral Resources Corporation, whose primary assets consist of 60 mineral rights for copper, gold, graphite, nickel, rare earths, and titanium in Brazil. Additionally, as consideration for entering into the option agreement, you issued to Atlas Lithium 797,957 shares of your common stock valued at $500,000.

Please address whether Brazil Mineral Resources Corporation represents a significant probable acquisition per Regulation S-X Rule 11-01(a)(2), 11-01(b)(1)(i) and 11- 01(d), for which you will need to provide Rule 11 pro forma financial information and Rule 3-05 financial statements of significant business acquired.

Additionally, please disclose how you accounted for the 797,957 common shares issued to Atlas Lithium valued at $500,000.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that:

a)	With respect to the assessment of the potential acquisition of Brazil Mineral Resources Corporation (“BMR”), we confirm that, following Rule 210.11-01(b)(1) of Regulation S-X, the business that will probably be acquired does not meet the definition of a significant subsidiary, as stated by Rule 210.1-02(w)(1).

Pursuant to Rule 210.1-02(w)(1) of Regulation S-X, a significant subsidiary is a subsidiary, including its subsidiaries, which meets any of the conditions in paragraph (w)(1): (i) (investment test), (ii) (asset test), or (iii) (income test). It is important to note that BMR’s total asset (book value) equals R$2,000 and there are no liabilities recorded, resulting in net assets of R$2,000.

(i)	Investment test: given the transaction contemplates two entities under common control (Marc Fogassa is also the control person of BMR), Rule 1-02(w)(1)(i)(B) states that the test is met when the net book value of the tested subsidiary exceeds 10% of the registrant’s and its subsidiaries’ consolidated total assets or the number of common shares exchanged, or to be exchanged, by the registrant exceeds 10% of its total common shares outstanding at the date the combination is initiated. None of the criteria was met, therefore the definition of significant subsidiary does not apply based on the investment test.

(ii)	Asset test: This test is met when the registrant’s and its other subsidiaries’ proportionate share of the tested subsidiary’s consolidated total assets (after intercompany eliminations) exceeds 10% of such total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year. The share of the Company in BMR does not exceed 10% of the Company’s total assets, therefore the test is not met. Total Assets of the Company as of December 31, 2024 amounted to $2,380 thousand, compared to $0.36 thousand of the potential subsidiary’s net assets.

(iii)	Income test: BMR historically has not recognized any revenues, including for the most recent measurement period as of the end of December 31, 2024 and accordingly, it has no income or loss. As a result, the interest to be held by the Company on the acquired entity’s revenue, income or loss corresponds to less than 10% of the Company’s revenue, income or loss, and the test is therefore not met

b)	With respect to the accounting records of the shares issued to Atlas Lithium for the option acquisition, note the following:

D – Other assets - $500,000

C – Share capital (common shares) - $798

C – Additional paid in Capital - $499,202

Business, page 38

12.	Please expand your summary disclosure to include a map or maps showing the locations of all properties to comply with Item 1303(b)(1) of Regulation S-K. Please ensure that such maps are legible on the page when printed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amendment has been updated to include such maps for each mineral right in response to the Staff’s comment.

13.	Please expand your disclosure to clearly identify the mineral properties that you consider to be material properties; and for each material property, include the information required pursuant to Item 1304(b)(2) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amendment has been revised so that the core prospectus includes only a discussion of the material mineral properties, each responding to the requirements in Item 1304(b)(2) of Regulation S-K. While the Company possesses additional mineral rights that management considers to be potentially valuable assets of the Company, those mineral rights are not the focus of the Company’s development plans, at this time. As a result, we have moved such currently immaterial mineral rights to a separate exhibit (Exhibit 99.1), therefore providing potential investors with a comprehensive understanding of the Company’s assets, each in compliance with Item 1300 of Regulation S-K.

14.	Please expand your mineral property disclosures with respect to each material property and non-material property to include information related to your mineral rights and permitting. For example, with regard to non-material properties, you should include a summary of the mineral right expiration dates and describe the key permit conditions, consistent with Item 1303(b)(2) of Regulation S-K; and for material properties, you should include the mineral rights expiration date(s), any fees that are required to maintain or hold the mineral rights, a description of any related ownership and option agreements, and a description of the key permit conditions, consistent with Item 1304(b)(iii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amendment has been updated to reflect such information for each material and immaterial mineral right as applicable, as requested by the Staff.

15.	Please expand your disclosures pertaining to material properties in which you include exploration results to provide all of the information required by Item 1304(g) of Regulation S-K, with respect to various aspects of the sampling conducted in connection with your exploration activity and which allow for an accurate understanding of the significance of the results.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that edits were made to the Amendment to address this comment as requested by the Staff. Specifically, reference is made to the exploratory results presented within the material properties for rare earths and titanium.

16.	We note that you have included an average total rare earth oxide (TREO) (PPM) and average magnetic rare earth oxide (MREO) (PPM) with your rare earth disclosures. Please expand the disclosures to include a table with the average individual metals that comprise the average TREO (PPM) and average MREO (PPM).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded such disclosure and added the information requested by the Staff.

17.	Please expand your disclosures of the iron ore mineral resource on pages 2 and 77 to include the point of reference in which the resource was estimated to comply with Item 1303(b)(3)(v) and Item 1304(d)(1) of Regulation S-K. For example, it should be clear whether the tonnages are presented as in situ, plant feed, saleable product, or on some other basis. The resource should also be dated (or updated if necessary) to correspond to your most recently completed fiscal year-end. If you consider this resource property to be a material property, also disclose the assumed metallurgical recovery factor, which is required by Item 1304(d)(1) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that: (i) the point of reference is indicated in Figure 116; (ii) we added additional disclosure indicating that tonnages are presented “in situ”; and (iii) we added an estimate of the metallurgical recovery within the new “Planned Operations” section, each as requested by the Staff.

18.	Your disclosures on pages 4 and 38 indicate that you have a permit to operate an iron ore mine with planned operations commencing prior to the end of 2025. However, on page 136 of the technical report summary, there is disclosure indicating the Rio Piracicaba Project is currently operating on an exploration license and that additional environmental baseline and permitting would be required to advance the project. Please revise as necessary to address this apparent inconsistency or to advise if these are unrelated.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the technical report summary (“TRS”) has been updated, and such updated version will be filed as an exhibit to the Amendment. In particular, we note that a 10-year environmental permit was received in 2024 (lasting until 2034) and the mining concession, the highest mining title in Brazil, was received on May 27, 2025, as disclosed in Section 3.3.2 of the TRS. Both of these circumstances have been updated in the TRS.

19.	Please obtain the written consent of the qualified person to the use of the qualified person’s name, and file the written consent as an exhibit to your registration statement, pursuant to Item 1302(b)(4) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that such consents will be filed with the registration statement.

20.	We note your disclosures on pages 34, 81 and 83, indicating that your current quartzite production has been “paused” to address “certain identified issues” that are expected to be resolved prior to the end of your June 30, 2025 quarter. Please expand these disclosures as necessary to describe the particular issues that were identified and the specific modifications that you indicate are being made as part of the associated resolution.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that further disclosure has been added to the Amendment in response to the Staff’s comment.

21.	We note that you have included estimated volumes of quartzite on page 84 which you state can be “visually acertained,” although you also indicate the volumes were modelled “using information on depth acquired from [y]our drilling campaign.”

Please revise to clarify whether the volumes represent quartzite that has already been mined and is therefore inventory, or remain in the ground. With regard to volumes not yet mined, please either obtain and file a technical report summary to support the disclosures, or remove the disclosures as only quantities of mineral resources or mineral reserves should be disclosed in your filing, consistent with the requirement under Item 1302(a)(1) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed such section from the Amendment.

22.	We note that you have included photos of quartzite on pages 35, 36, 83, and 84, with various captions indicating the specific images are of materials that have been mined from your quarry and processed in your facilities. If this is the case, provide additional disclosures about your quartzite mining and processing operations based on the requirements in Subpart 1300 of Regulation S-K.

However, if any of the images are examples based on materials obtained from properties in which you do not have an interest, either remove the image or explain to us why you believe it is appropriately correlated with your operations. Please also clarify whether any of the images reflect a composition, with artistic modification or otherwise.

For example, describe to us the contents of the second photo on page 83, including the specific location and the specific source of the quartzite shown, and explain to us why two of the three blocks appear to hover slightly above the ground.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed all photographs of quartzite from the Amendment. In this regard, quartzite is not a critical mineral which is intended to be a material focus of the Company going forward; however, a discussion of quartzite is included in the prospectus since the Company has historically generated revenues from quartzite, and expects to generate future revenue from quartzite.

23.	Please expand your disclosure to describe the internal controls that are used in your exploration and mineral resource estimation efforts pursuant to Item 1305 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that a new section titled “Quality Assurance and Quality Control” has been added to page 78 of the Amendment in response to the Staff’s comment.

Government Regulation, page 86

24.	We note your disclosure on page 19 that mining activities in Brazil are subject to extensive federal, state, and local laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation costs, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. Please expand your disclosure here to describe the laws and regulations that are material to your business. Refer to Item 4.a of Form F-1 and 4.B.8 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that additional disclosure responsive to the Staff’s comment has been added to page 105 of the Amendment in a new section titled Environmental Regulation and Compliance under “Business – Governmental Regulation,” as required by the Staff.

Report of Independent Registered Public Accounting Firm, page F-2

25.	We note that while you presented three years of financial statements from 2022 to 2024, the auditor’s report only covered the audits of your financial statements as of and for the years ended December 31, 2024 and 2023. Please obtain a new auditor’s report that covers three years of your financial statements, including as of and for the year ended December 31, 2022.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amendment contains a revised auditors’ report including the adjustments required by the Staff.

Note 1 - Organization, Business and Summary of Significant Accounting Policies, page F-7 Recent Accounting Pronouncements, page F-11

26.	We note your disclosure indicating that you do not expect the new guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which was effective for fiscal years beginning after December 15, 2023, to have any impacts on your consolidated financial statements.

Please expand your disclosure to clarify whether you have adopted ASU 2023-07. If adopted, state the adoption effective date and explain how the new guidance has or has not impacted your financial statements.

Add a note to discuss your operating and reportable segment(s) and the disclosures as applicable per ASC 280-10-50, including the disclosures pertaining to the new guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company operates in only one reportable segment. As a result, ASU 2023-07 does not impact the Company’s financial statement disclosure.

Apollo Resources Corporation

Report of Independent Registered Public Accounting Firm, page F-19

27.	We note that the auditor’s report referred to audit coverage of Apollo Resources Corporation’s financial statements as of December 31, 2023 and 2022, and for the year ended December 31, 2023. As Apollo appeared to meet the over 40% significance test threshold that required two years of audited financial statements per Regulation S-X Rule 3-05(b)(2)(iii), please obtain a new auditor’s report that covers financial statements as of and for the years ended December 31, 2023 and 2022, as well as includes the auditor’s office location.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amendment contains a revised auditors’ report including the adjustments required by the Staff.

General

28.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no written communications, as defined by Rule 405 under the Securities Act have been provided to potential investors in reliance on Section 5(d) under the Securities Act.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Should any questions or further comments arise regarding the foregoing, please do not hesitate to contact the undersigned at 619-272-7062, or Jack Kennedy 619-272-7064.

Sincerely,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation

cc:	Marc Fogassa

Chairman and Chief Executive Officer

Atlas Critical Minerals Corporation